UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 24, 2023

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 2.02 Results of Operations and Financial Condition.

On October 24, 2023, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended September 30, 2023, the declaration of a dividend for the quarter ended September 30, 2023, and dividend guidance for the next two quarters. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance as to dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, legislative and regulatory developments that affect the Bank or its members, instability in the credit and debt markets, economic conditions including adverse employment trends, prolonged inflation, or recession, maintaining compliance with regulatory and statutory requirements (including relating to the Bank's dividend payments and retained earnings), any decrease in the Bank's levels of business which may negatively impact its results of operations or financial condition, the reliability of the Bank's projections, assumptions, and models on future financial performance and condition, the impact of geopolitical uncertainties or conflicts, changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations or other events, the Bank's ability to retain and recruit qualified personnel, the Bank's ability to protect the security of its information systems and manage any failures, interruptions, or breaches, and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated October 24, 2023
104	Cover Page Interactive Data File (formatted as inline XBRL)

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: October 24, 2023   By: /s/ Virxhini Gjonzeneli

                                            Virxhini Gjonzeneli

                                            Executive Vice President and Chief Financial Officer



Exhibit 99.1

FHLBank Chicago Announces Q3 2023 Financial Highlights and Declares Dividend

October 24, 2023

To Our Members:

We are pleased to announce that, based on our preliminary financial results for the third quarter of 2023, the Board of Directors of the Federal Home Loan Bank of Chicago (FHLBank Chicago) declared a dividend of 8.25% (annualized) for Class B1 activity stock. FHLBank Chicago pays a higher dividend per share on your activity stock compared to membership stock to recognize your support of the cooperative through the use of our products.* We expect to maintain a dividend of at least 8.25% (annualized) for Class B1 activity stock for the fourth quarter of 2023 and the first quarter of 2024, based on current projections and assumptions regarding our financial condition. We are providing this information to assist you in planning your activity with us.

Based on our preliminary financial results for the third quarter of 2023, the Board of Directors of FHLBank Chicago declared a dividend of 5.125% (annualized) for Class B2 membership stock.

For third quarter 2023, we expect to report net income of $183 million when we file our Form 10-Q with the Securities and Exchange Commission (SEC) next month. Our preliminary and unaudited financial results, details on the dividend payments, and our third quarter financial highlights are provided at the end of this letter.

FHLBank System at 100: Focusing on the Future Report

FHLBank Chicago along with the entire system is waiting for the Federal Housing Finance Agency (FHFA) to release its FHLBank System at 100: Focusing on the Future Report, which will include recommendations focused on our continued role in support of affordable housing and community development. Once published, evaluating the FHFA's recommendations will take some time and will be done carefully and holistically with our focus remaining on how we can continue to best serve you and delivering on our mission.

While we anticipate the report will be published in the near future, it's important to note the report should not be considered as rulemaking or guidance. We are proud of our excellent track record of fulfilling our mission in a safe and sound manner and the positive impact we have made in support of our members' affordable housing and community investment needs.



Increasing Our Support for Community Development

FHLBank Chicago continues to support mission-driven activities across Illinois and Wisconsin for our member's liquidity needs, affordable housing, equity and community building.

Last quarter, we announced increased support for small businesses – the engines of economic growth in your communities who are facing challenges with growing or enhancing their operations due to surging borrowing costs. Our two-pronged approach provides discounted lending and grants for qualifying small businesses.

We increased our 0% interest-rate subsidy to $10 million from $2 million through year-end for our Community Small Business Advance. Members may borrow up to $250,000 at an initial rate of 0% and pass on a discounted interest rate to their customers of up to 3.5%. We encourage you to reach out to your Sales Director to learn more about this opportunity to support small businesses in your community.

We also made $7.5 million available for our 2023 Community First® Accelerate Grants for Small Business (Accelerate Grants), which closed last week. Thank you to all of our members who submitted an Accelerate Grant application on behalf of a small business in your community. We plan to announce award recipients in mid-November.

In recognition of the important role diverse real estate developers play in the mission of creating equitable, affordable housing in our District, we doubled our annual support to $2 million in the second year of our Community First Diverse Developer Initiative. With this investment we intend to fund more than 30 fellowships and internships for 10 beneficiary organizations this year.

In addition, the demand for homeownership remains high but is out of reach to many very low to moderate-income households throughout our District. One way we are combating this challenge is through our Downpayment Plus® (DPP®) program. This year, we increased the maximum grant amount to $10,000 to provide down payment and closing cost assistance to your income-eligible customers. To meet the increased demand we saw at the start of the year, we also expanded our program budget to $42 million, a 133% increase over 2022 grant assistance program funding for qualified home buyers. During the first nine months of this year, we have helped 2,942 homebuyers achieve the American dream through our partnership with our members.

Ongoing Support and Improving Your Member Experience

While all our members continue to face a complex economic cycle this year, we've looked for opportunities to help you navigate the evolving market dynamics. We want to remind you to take advantage of our Savings Amidst Volatile Environment (S.A.V.E.) Advance special by October 31, 2023. Through a one-time opportunity to receive a 10 basis point discount on advances up to $5 million, the S.A.V.E. Advance special allows you to customize the structure of the advance to what serves you best and use the proceeds however you see fit.

Additionally, we are focused on improving your member experience through technology initiatives and are responding to feedback received through member technology focus groups. Earlier this year, we launched a multi-year project to make long-term improvements to our eBanking application to update the look and feel, simplify navigation, and provide the best possible user experience to support you in your day-to-day tasks. After releasing centralized access to all reports this past July, we are rolling out a new capital stock page with additional features on eBanking later this year. As eBanking improvements are implemented, you'll experience a more modern interface and save time through



improved functionality and features. We look forward to sharing more technological advancement milestones with you this year and into 2024.

As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Michael Ericson
President and CEO



Third Quarter Dividend and Financial Highlights

On October 24, 2023, the Board of Directors of FHLBank Chicago declared a dividend of 8.25% (annualized) for Class B1 activity stock and a dividend of 5.125% (annualized) for Class B2 membership stock based on preliminary financial results for the third quarter of 2023. The dividend for the third quarter of 2023 will be paid by crediting your DID account on November 15, 2023. Any future dividend payments remain subject to determination and declaration by our Board of Directors and may be impacted by further changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors.

Selected financial data is below. For more details, please refer to the Condensed Statements of Condition and Condensed Statements of Income. The financial results discussed are preliminary and unaudited. We expect to file our Form 10-Q with the SEC next month. After it is filed, you will be able to access it on fhlbc.com or through the SEC's reporting website.

- Advances outstanding increased to $75.0 billion at September 30, 2023, compared to $66.3 billion at December 31, 2022, primarily attributable to increased borrowings from our depository institutions.

- MPF loans held in portfolio increased to $11.1 billion at September 30, 2023, compared to $10.2 billion at December 31, 2022, attributable to increased volume from loan origination activity due to competitive pricing offered on our MPF products and to a lesser extent homebuyer demand.

- Total investment securities increased to $24.4 billion at September 30, 2023, compared to $22.1 billion at December 31, 2022, primarily attributable to an increase in investment in GSE mortgage-backed securities and U.S. treasuries.

- Total liquid assets decreased to $24.9 billion at September 30, 2023, compared to $27.5 billion at December 31, 2022. We intend to maintain a sufficient pool of liquidity to support anticipated member demand for advances and letters of credit.

- Total assets increased to $136.2 billion as of September 30, 2023, compared to $126.9 billion as of December 31, 2022.

- Letters of credit commitments increased to $13.4 billion at September 30, 2023, compared to $10.8 billion at December 31, 2022, attributable to increased usage from our members for public unit deposits.

- We recorded net income of $183 million in the third quarter of 2023, up $88 million compared to the third quarter of 2022. The increase was primarily due to increased returns on our liquid assets as interest rates rose compared to the prior period.

- In the third quarter of 2023, noninterest income (loss) was $(16) million, a decrease of $43 million when compared to a $27 million gain for the third quarter of 2022. Losses from derivatives used to hedge our market risk exposure were the primary driver of this decrease.

- We remained in compliance with all of our regulatory capital requirements as of September 30, 2023.



*The higher dividend received on Class B1 activity stock has the effect of enhancing the benefits of using the Bank by lowering the cost on advances by an estimated 12.94 basis points (bps), reducing the fee on letters of credit by an estimated 0.29 bps, and improving the return on Mortgage Partnership Finance® (MPF®) Traditional loans sold by an estimated 7.07 bps. These estimates reflect the Class B1 activity stock dividend as a reduction to the assumed advance rate or letters of credit (LC) fee, or as an enhancement to the MPF Traditional products average yearly return, based on a dividend rate of 8.25% for Q3 2023, an opportunity cost of buying stock (estimated to be 5.262% for advances and LCs, the average Effective Federal Funds Rate during Q3 2023, and 4.60% for MPF Traditional products, the 5-Year Treasury yield as of September 30, 2023), and 4.50%, 0.10%, and 2.00% capitalization, for advances, LCs, or MPF Traditional products, respectively. This is for illustration purposes only.

Forward-Looking Information: This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance as to dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, legislative and regulatory developments that affect us or members, instability in the credit and debt markets, economic conditions including adverse employment trends, prolonged inflation, or recession, maintaining compliance with regulatory and statutory requirements (including relating to our dividend payments and retained earnings), any decrease in our levels of business which may negatively impact our results of operations or financial condition, the reliability of our projections, assumptions, and models on future financial performance and condition, the impact of geopolitical uncertainties or conflicts, changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to retain and recruit qualified personnel, our ability to protect the security of our information systems and manage any failures, interruptions, or breaches, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at fhlbc.com and through the SEC's reporting website. We assume no obligation to update any forward looking statements made in this letter. "Community First," "Downpayment Plus," "DPP," "Mortgage Partnership Finance," "MPF," and "MPF Xtra" are registered trademarks of the Federal Home Loan Bank of Chicago.



Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	September 30, 2023		December 31, 2022		Change
Cash and due from banks, interest-bearing deposits, federal funds sold, and securities purchased under agreements to resell	$	24,916	$	27,548	(10)%
Investment debt securities		24,416		22,134	10 %
Advances		74,963		66,288	13 %
MPF Loans held in portfolio, net of allowance for credit losses		11,064		10,160	9 %
Other		886		723	23 %
Assets	$	136,245	$	126,853	7 %
Consolidated obligation discount notes	$	42,088	$	59,531	(29)%
Consolidated obligation bonds		83,830		58,116	44 %
Other		2,011		1,741	16 %
Liabilities		127,929		119,388	7 %
Capital stock		3,544		2,989	19 %
Retained earnings		4,884		4,564	7 %
Accumulated other comprehensive income (loss)		(112)		(88)	27 %
Capital		8,316		7,465	11 %
Total liabilities and capital	$	136,245	$	126,853	7 %
Member standby letters of credit - off balance sheet	$	13,431	$	10,750	25 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	Three months ended September 30,				Nine months ended September 30,			
	2023		2022	Change	2023		2022	Change
Interest income	$	1,993	$ 688	190 %	$ 5,478		$ 1,272	331 %
Interest expense		(1,696)	(546)	211 %	(4,705)		(821)	473 %
Net interest income		297	142	109 %	773		451	71 %
Reversal of (provision for) credit losses		—	(1)	100 %	—		(2)	100 %
Net interest income after reversal of (provision for) credit losses		297	141	111 %	773		449	72 %
Noninterest income (loss)		(16)	27	(159)%	(20)		42	(148)%
Noninterest expense		(78)	(62)	26 %	(204)		(178)	15 %
Income before assessments		203	106	92 %	549		313	75 %
Affordable Housing Program assessment		(20)	(11)	82 %	(56)		(32)	75 %
Net income	$	183	$ 95	93 %	$ 493		$ 281	75 %
Average interest-earning assets		$ 141,368	$ 109,607	29 %	$ 140,072		$ 103,603	35 %
Net interest income yield on average interest-earning assets		0.84 %	0.52 %	0.32 %	0.74 %		0.58 %	0.16 %